Exhibit 99.38

                                                                   [ADT  logo]

FOR IMMEDIATE RELEASE


March 17, 1997                                                   Press Release

ADT Limited ("ADT")

TYCO INTERNATIONAL TO ACQUIRE ADT LIMITED.
------------------------------------------------------------------------------


Hamilton, Bermuda, March 17, 1997 -- ADT Limited (NYSE - ADT).

THE FOLLOWING IS THE TEXT OF AN ANNOUNCEMENT ISSUED TODAY BY TYCO
INTERNATIONAL LTD.:

TYCO INTERNATIONAL TO ACQUIRE ADT LIMITED IN A STOCK TRANSACTION VALUED AT $5.6 BILLION
$29 PER SHARE VALUE TO ADT SHAREHOLDERS

Exeter, New Hampshire, March 17, 1997 - Tyco International Ltd. (NYSE - TYC), a diversified manufacturer of industrial and commercial products, announced today that the Company has entered into a definitive merger agreement pursuant to which Tyco will effectively acquire ADT Limited (NYSE - ADT), a leading installer and servicer of electronic security systems, in a stock for stock transaction valued at $5.6 billion.

The form of the acquisition will be as follows: Tyco will merge with a subsidiary of ADT and the ADT parent company will be renamed Tyco International Ltd. Tyco shareholders will receive one share in the combined company for each Tyco share, and ADT shareholders, through a reverse split, will receive 0.48133 shares in the combined company for each ADT share. Based on Tyco's March 14, 1997 closing price of $60.25, the terms of the agreement would result in a value of $29 per share to ADT shareholders.

At the closing of the transaction, Tyco shareholders will own approximately 64 percent of the outstanding shares of the combined company and ADT shareholders will own approximately 36 percent of the outstanding shares of the combined company. L. Dennis Kozlowski will remain the Chairman and Chief Executive Officer of Tyco International Ltd. After the completion of the transaction, Tyco is expected to have annual revenues in excess of $8.5 billion.

Mr. Kozlowski stated, "Tyco's acquisition of ADT is a continuation of our strategy to expand our position in service businesses through internal growth and complementary acquisitions. We believe that the combined operations of ADT and Tyco's Fire and Safety Services group will greatly enhance our ability to serve our industrial and commercial customers, worldwide, with fire protection and electronic security products and services. Additionally, ADT's continued penetration of new markets with electronic security products and services provides Tyco with opportunities for growth in those markets. The combined company will provide excellent cost, marketing and service synergies, allowing for immediate positive benefits for the shareholders of both companies."

Additionally, Mr. Kozlowski noted that this transaction meets all of Tyco's previously stated acquisition requirements: ADT is a leader in the markets it serves and complements Tyco's existing Fire and Safety Services operations; and during the first year, the transaction is expected to be accretive to Tyco's earnings per share and generate positive operating cash flows before transaction related charges.

Michael A. Ashcroft, ADT's Chairman and Chief Executive Officer, commented, "ADT's commercial and industrial businesses are an excellent fit with Tyco's Fire and Safety Services group. This merger will enhance ADT's ability to continue its growth, not only in North America and the United Kingdom, but in all parts of the world utilizing Tyco's established infrastructure. This transaction represents the best opportunity for current ADT shareholders, particularly as they will receive an ongoing stake in an outstanding company with superior performance."

ADT has total revenues of $1.7 billion. Through its subsidiaries, ADT provides electronic security services to over 1.8 million industrial, commercial and residential customers and is the largest provider of electronic security services in North America and the United Kingdom. ADT's electronic security services businesses generate recurring revenues of $920 million, representing 65 percent of total electronic security revenues. In the industrial and commercial market, which represents over 60 percent of ADT's electronic security revenues, ADT provides a complete range of sophisticated electronic security solutions for every type of business and its customers include 390 of the Fortune 500 companies. ADT also provides residential electronic security services to over 1.1 million customers, approximately 85 percent of which are located in the United States. In addition, ADT, through its subsidiary ADT Automotive is also the second largest provider of vehicle auction and redistribution services in the United States.

The combination of ADT with Tyco's Fire and Safety Services group will provide the opportunity for expanded market coverage and combined marketing programs. Tyco presently operates in over 300 offices located in over 50 countries. ADT operates with 230 offices in 10 countries. This combination will improve the Company's position in the electronic security market and the enhanced efficiency of these offices will provide Tyco with numerous strategic and financial synergies.

The transaction, which will be taxable to Tyco shareholders and accounted for as a pooling of interests, is contingent upon customary regulatory review and approval by the shareholders of both companies. The Board of Directors of both companies have approved the transaction, which is expected to close by July 1, 1997.

Upon completion of the transaction, the combined company's Board of Directors will include Mr. Kozlowski, as Chairman, and Tyco's seven independent outside directors, as well as, Mr. Ashcroft and two independent outside directors from the present ADT Board.

Credit Suisse First Boston is acting as financial advisor to Tyco; Merrill Lynch is financial advisor to ADT.

Tyco International is a worldwide manufacturer with strong leadership positions in disposable medical products, packaging materials, flow control products, electrical and electronic components and is the world's largest manufacturer and provider of fire and safety systems and services. The Company operates in more that 50 countries around the world and has revenues in excess of $6 billion.

(SEE ACCOMPANYING TRANSACTION SUMMARY)

Tyco International Ltd. (NYSE-TYC) Announces the Acquisition of ADT Limited (NYSE-ADT)

Transaction Value
(based on March 14 closing price):     Approximately $5.6 billion

Exchange ratio:                        0.48133 (subject to adjustments and
                                       walk-aways under certain conditions)

Anticipated Closing:                   July 1, 1997

Termination Fee:                       $150 million

Conditions Include:                    Customary regulatory reviews and
                                       approval by shareholders of both
                                       companies.

Management:                            L. Dennis Kozlowski - Chairman and
                                       CEO
                                       Mark H. Swartz - CFO

Board:                                 Current Tyco Board (8) plus Michael
                                       A. Ashcroft and two additional
                                       independent outside directors from the
                                       present ADT board.

CERTAIN ADDITIONAL INFORMATION: ADT Limited (the "Company) will be soliciting proxies against the proposals of Western Resources, Inc. (together with it subsidiaries, "Western") and revocations of proxies previously given to Western for such proposals. The following individuals may be deemed to be participants in the solicitation of proxies and revocations of proxies by the
Company: ADT Limited, Michael A. Ashcroft, John E. Danneberg, Alan B. Henderson, James S. Pasman, Jr., Stephen J. Ruzika, W. Peter Slusser, William
W. Stinson, Raymond S. Troubh and Angela E. Entwistle. As of March 17, 1997, Mr. Ashcroft is the beneficial owner of 11,075,718 of the Company's common shares, Mr. Danneberg is the beneficial owner of 102 of the Company's common shares, Mr. Henderson is the beneficial owner of 621 of the Company's common shares, Mr. Pasman is the beneficial owner of 2,000 of the Company's common shares, Mr. Ruzika is the beneficial owner of 1,157,405 of the Company's common shares, Mr. Slusser is the beneficial owner of 2,800 of the Company's common shares, Mr. Stinson is the beneficial owner of 3,010 of the Company's common shares, Mr. Troubh is the beneficial owner of 2,500 of the Company's common shares and Ms. Entwistle is the beneficial owner of 29,500 of the Company's common shares. The Company has retained Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to act as its financial advisor in connection with Western's proposals. Merrill Lynch is an investment banking firm that provides a full range of financial services for institutional and individual clients. Merrill Lynch does not admit that it or any of its directors, officers of employees is a "participant" as defined in
Schedule 14A ("Schedule 14A") promulgated by the Commission under the Securities Exchange Act of 1934, as amended, in the proxy solicitation, or that such Schedule 14A requires the disclosure of certain financial information concerning Merrill Lynch. In connection with Merrill Lynch's role as financial advisor to the Company, Merrill Lynch and the following investment banking employees of Merrill Lynch may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders of the Company: Barry Friedberg (Executive Vice President), Richard Johnson (Managing Director), Huston McCollough (Managing Director), Hugh O'Hare (Vice President), Robert Simensky (Vice President) and Paul Bastone (Associate). In the normal course of its business, Merrill Lynch regularly buys and sells securities issued by the company and its affiliates ("ADT Securities) for its own account and for the accounts of its customers, which transactions may result from time to time in Merrill Lynch and its associates having a net "long" or net "short" position in ADT Securities or option contracts with other derivatives in or relating to ADT Securities. As of February 28, 1997, Merrill Lynch held positions in ADT Securities as principal as follows: (i) net "short" 769,995 of the Company's common shares; (ii) net "long" 46,000 par amount of 9.25% Guaranteed Senior Subordinated Notes of ADT Operations, Inc. due August 1, 2003; and (iii) net "long" 31,509 Liquid Yield Option [Trademark] Notes of ADT Operations, Inc. due 2010, exchangeable for 889,499 of the Company's common shares.

Contact:
ADT
561-988-3600

Note:
This and other press releases are available through Company News On-Call by fax; call 800-758-5804, extension 112511 or at http://www.prnewswire.com/

                                   - Ends -